SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 18, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
18 April 2013

Number:
09/13

TERMS OF RETIREMENT FOR OUTGOING CEO MARIUS KLOPPERS

The Board of BHP Billiton today announced the terms of retirement for outgoing Chief Executive Officer (CEO), Marius Kloppers. As previously announced Mr Kloppers will step down as CEO, a member of the Group Management Committee and a Director of the Company on 10 May 2013, and will retire from the Group on 1 October 2013.

Mr Kloppers will work through the applicable notice period and accordingly no severance payment will be made. He will receive his base salary and pension entitlement to the date of his retirement, namely, 1 October 2013.

Other aspects of Mr Kloppers’ remuneration will be handled in accordance with the shareholder approved plans. In summary:
- Any short term incentive payment under the Group Incentive Scheme (GIS) for the 2013 financial year can only be assessed by the Remuneration Committee after year end. That payment will be pro rated to reflect his period of service as CEO during the 2013 financial year (namely, 1 July 2012 to 10 May 2013).
- Awards granted in previous years under the Long Term Incentive Plan (LTIP) will be prorated in accordance with the Company’s usual practice. They will vest only if the performance hurdle is met at the end of each five year performance period; and
- Mr Kloppers will be entitled to the value of the pension and superannuation funds that he has accumulated over his 20 years with the Company.

In announcing the details, BHP Billiton Chairman, Jac Nasser, said “The terms of Marius’ departure reflect the Group's remuneration policy and the rules of our incentive plans as approved by shareholders. No additional payments are being made.”

A summary of the key terms of Mr Kloppers’ retirement is set out in the attached schedule.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Gabrielle Notley
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Gabrielle.Notley@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Summary of terms of retirement for Mr Marius Kloppers:

1. Fixed remuneration
Mr Kloppers will continue to be employed by the Company until 1 October 2013. The Company will pay him a salary and make pension contributions until then. His base salary is US$2,215,200 per annum and pension contributions are 40 per cent of salary. Upon retiring, Mr Kloppers will be entitled to receive the accumulated value of funds under relevant pension and superannuation plans, together with the value of any accrued leave to 1 October 2013.

2. Severance payment
Mr Kloppers will receive no severance payment and no payment in lieu of notice.

3. Incentive arrangements
Mr Kloppers’ entitlements under the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP) are governed by the shareholder-approved plan rules and the Group’s termination policy as approved by shareholders at the 2011 Annual General Meetings. Copies of the rules of the GIS and the LTIP are available on the BHP Billiton website at www.bhpbilliton.com.

Short Term Incentives - GIS
Mr Kloppers will serve as CEO for almost the whole of the 2013 financial year. He will be considered for a bonus under the GIS at the end of the year (i.e. for the year ending 30 June 2013). Whether any bonus will be paid, and the amount, will be determined by the Remuneration Committee after an assessment of the Company’s and his personal performance after the year end. This is consistent with the rules governing the GIS as approved by shareholders and the established practice of the Company. Any amount assessed as payable will be reported in the Remuneration Report that will be published in September 2013.

While the maximum possible bonus under the GIS is 320 per cent of salary, the full bonus is “at-risk”. Mr Kloppers did not receive any bonus in the 2012 financial year.

Even though he will be serving as an employee for a quarter of the 2014 financial year he will not receive any bonus under the GIS for that year. While the GIS does allow the Remuneration Committee the discretion to grant a pro rata cash bonus where a part year has been worked, in this case the Remuneration Committee will not be using that discretion. Under the rules of the GIS, unvested Deferred Shares are transferred to a retiring executive on leaving; however, as no Deferred Shares were awarded to Mr Kloppers in the 2012 financial year (because he did not receive any bonus for that year), he will have no unvested Deferred Shares as of 1 October 2013 (assuming that the 2011 financial year GIS award vests as estimated in August 2013).

Long Term Incentives - LTIP
Mr Kloppers is a participant in the LTIP approved by shareholders. The LTIP requires BHP Billiton to outperform our comparator group’s Total Shareholder Return (TSR) by 5.5 per cent per annum over a five year performance period for all the awards to vest. Accordingly, the awards made under the LTIP are fully “at-risk”. The actual value of any LTIP awards may ultimately be zero. The Remuneration Committee reviews performance and takes advice from its independent adviser, Kepler Associates, before making any decisions about vesting. Importantly, even if the performance hurdle is met the Committee has an overriding discretion under the plan rules to reduce the amount of shares that vest.

The performance hurdle is stretching and ensures alignment with shareholders. For example, over the life of our most recently vested LTIP award, BHP Billiton’s TSR was 41.6 per cent. In contrast, the weighted average TSR for the peer group of mining and oil and gas companies against which the Group’s performance is measured was negative 4.0 per cent. The impact of this 45.6 per cent TSR outperformance by BHP Billiton was to add US$75.4 billion of shareholder value from 1 July 2007 to 30 June 2012 over and above performance in line with the weighted average of the comparators. Since the inception of the LTIP in 2004, with the first outcomes measured in 2009, BHP Billiton has delivered significant and consistent TSR outperformance over the peer group of mining and oil and gas companies, leading to full vesting in each period, shown in the table below:

LTIP five year performance period:
a) 1 July 2004 to 30 June 2009
b) 1 July 2005 to 30 June 2010
c) 1 July 2006 to 30 June 2011
d) 1 July 2007 to 30 June 2012
BHP Billiton TSR:
a) 220.0%
b) 187.7%
c) 138.3%
d) 41.6%
Peer group TSR:
a) 71.8%
b) 113.6%
c) 66.8%
d) -4.0%

Under the terms of the LTIP, employees who retire are entitled to hold awards granted in prior years. However, the number of awards is reduced to reflect the period of service in relation to each grant. They will vest only if the performance hurdle is met, and the Remuneration Committee confirms vesting, at the expiration of the term. The actual value of the LTIP awards may ultimately be zero.

Mr Kloppers’ 2008 LTIP award will be assessed for vesting before he leaves, but the LTIP awards granted in 2009, 2010, 2011 and 2012 will therefore be pro rated according to the rules of the plan and in each case must be held for the full five years from the date of grant (see table on page five). He will not be granted any LTIP awards in 2013.

4. Outstanding share awards

A. Awards that will vest before retirement date

The table below provides details of the awards, granted in prior years under the GIS, which will vest prior to Mr Kloppers’ departure. These Deferred Shares were awarded in 2011 and represented half of the bonus paid under the short term incentive plan as approved by shareholders. The shares must be held for two years and therefore will vest in 2013.

Award:
- GIS FY11
Original number of awards:
- 64,705
Estimated vesting date:
- Aug-13
Vesting outcome:
- 100%
Awards to vest:
- 64,705

B. Awards that will be assessed for vesting before retirement date

The table below provides details of the awards, granted in prior years under the LTIP, that may vest to Mr Kloppers prior to his departure. These performance shares were granted in 2008. Whether they vest will depend on BHP Billiton’s relative TSR performance over the five year period from 1 June 2008 to 30 June 2013. The Remuneration Committee will review performance and take independent advice before making a decision about vesting. Importantly, even if the performance hurdle is met the Committee has an overriding discretion under the plan rules to reduce the amount of awards that vest. Accordingly, the vesting outcome and the number of LTIP awards which will vest is unknown at this time.

Award:
- LTIP 2008
Original number of awards:
- 500,000
Estimated vesting date:
- Aug-13
Estimated vesting outcome:
- Unknown
Estimated awards to vest:
- Unknown

C. Awards that will be unvested at the retirement date

The table below provides details of the awards, granted in prior years under the LTIP that may vest in the four years after Mr Kloppers’ departure.

As noted above, under the terms of the LTIP employees who retire are entitled to hold awards granted in prior years. However, the number of awards is reduced to reflect the period of service in relation to each grant. The pro rata rule of the LTIP will thus impact the number of awards Mr Kloppers retains on departure. To determine the award Mr Kloppers will retain on departure, each individual award needs to be calculated on a pro rata basis according to the time worked over the relevant five year performance period (e.g. if Mr Kloppers had worked half the five year performance period then he would retain half the awards). The details of the awards Mr Kloppers will retain are set out below.

Whether the awards vest will depend on BHP Billiton’s relative TSR performance over the five year periods to 30 June 2014, 2015, 2016 and 2017, respectively. In addition, as indicated above, even if the performance hurdle is met the Committee has an overriding discretion under the plan rules to reduce the amount of awards that vest. Accordingly, the vesting outcome and the number of LTIP awards which will vest is unknown at this time.

Award:
a) LTIP 2009
b) LTIP 2010
c) LTIP 2011
d) LTIP 2012

Original number of awards:
a) 250,000
b) 200,000
c) 226,721
d) 240,603
Total - 917,324

Awards to lapse on retirement:
a) 37,500
b) 70,000
c) 124,697
d) 180,452
Total - 412,649

Pro rated awards retained on retirement:
a) 212,500
b) 130,000
c) 102,024
d) 60,151
Total - 504,675

Estimated vesting date:
a) Aug-14
b) Aug-15
c) Aug-16
d) Aug-17

Estimated vesting outcome:
a-d) All Unknown

Estimated awards to vest:
a-d) All Unknown

D. Awards vested and shares held

Mr Kloppers holds 88,327 vested LTIP awards, vested in 2012, yet to be exercised. These awards were unable to be exercised upon vesting in 2012 as a consequence of the LTIP rules limiting annual exercises to no more than four times base salary.

In addition, in his personal capacity, Mr Kloppers has a direct interest in 363,520 BHP Billiton Plc shares and an indirect interest through family trusts in 265,462 BHP Billiton Plc shares. He also has an indirect interest in 373,535 ordinary shares in BHP Billiton Limited through his family trusts. These shares were earned over Mr Kloppers’ 20 year career with BHP Billiton.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : April 18, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary